SIX MONTHS ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the six months ended September 30, 2008 and the audited consolidated financial statements for the year ended March 31, 2008, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of November 14, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

In recent weeks, the deterioration of global economic conditions has resulted in a significant weakening of base metal prices and high volatility in exchange traded commodity prices. The deterioration in credit market conditions has also increased the cost of obtaining capital and limited the availability of funds. In these conditions, it is difficult to forecast metal prices and customer demand for our products.

Accordingly, we are actively monitoring the effects of the current economic and credit conditions on our business and reviewing our discretionary capital spending, projects, and operating costs and implementing appropriate cash management strategies.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Amarc’s objective is to discover the next major metals mine in British Columbia. In order to achieve this objective the Company has assembled a capable and experienced mineral exploration team. Positive results from Amarc’s extensive 2007 regional programs have resulted in the underexplored and highly prospective Sitlika Zinc-Copper Belt being the focus of 2008 exploration activities.

The Sitlika Zinc-Copper Belt

Located in central British Columbia ("BC") (see figure below), the Sitlika Belt extends for some 226 kilometers from the Endako – Vanderhoof area towards the northwest, through one of the best endowed mineral districts in the province.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

In December 2006 Amarc acquired, by staking and option agreement, exploration properties covering an area of approximately 1,100 square kilometers along the Sitlika Belt. As of November 14, 2008, the Company had completed additional staking, increasing its tenure position to approximately 2,000 square kilometers.

The Sitlika Belt is underlain by gossanous metasedimentary and metavolcanic rocks of the Sitlika assemblage. The area was the subject of a focused geological mapping initiative by the BC Ministry of Energy and Mines (Schiarizza and Payie, 1997), the results of which indicate that the Sitlika rocks have the potential to host volcanogenic massive sulphide (“VMS”) deposits. In addition, the Sitlika rocks are considered to correlate with the Kutcho Creek Formation, located 250 kilometers to the north, which host the Kutcho Creek VMS deposits. The Kutcho deposits have a reported indicated resource of 17.1 million tonnes grading 1.6% copper, 2.1% zinc, 0.3 g/t gold and 26 g/t silver (Sherwood Copper Corp.).

The Sitlika Belt is well serviced by main line forestry roads, crossing topography that is subdued in comparison with other areas of BC. It is also located proximal to the Yellowhead Highway and the Canadian National rail link, which connect the Belt to the bulk loading terminal port of Prince Rupert. High capacity electric transmission lines and a natural gas line are also proximal to the Belt. Resources, including hospitals and schools, are located in nearby communities such as Burns Lake.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

An initial exploration expenditure of $2.8 million was planned for the 2008 field season. Due to the encouraging results received during the early-stages of the 2008 field season, additional funding was made available to follow up on the positive results. To date, Amarc has spent a total of approximately $4.5 on exploration this season and of this $3.9 million was directed to the Sitlika Belt. Since 2007 $7.2 million dollars have been spent on the BC initiative and of this $6.1 million has been directed to the Sitlika Belt.

During the 2007 field season, the Company collected 1,586 stream sediment samples along the Sitlika Belt, identifying 17 priority areas with multiple zinc and/or copper dominated targets. Follow-up target definition in 2007 included the collection of 7,517 soil samples, geological mapping and 75 line-kilometers of induced polarization ("IP") geophysical surveys. Two outstanding zinc-copper mineral deposit targets were identified - the Bodine and the Aspira plays.

The Aspira Project is located near the southern end of the Sitlika Belt, some 35 kilometers north of the Endako Mine and 40 kilometers to the northeast of the town of Burns Lake. It is accessed by a network of forestry roads.

Reconnaissance stream sediment samples taken in this area during the 2007 field season returned anomalous concentrations of zinc, ranging from 200 ppm to 731 ppm, and copper ranging from 75 ppm to 249 ppm, along a trend of at least 9 kilometers. Follow-up work in 2007 consisted of an 823-sample soil grid extending over an area of 4 square kilometers, which returned high multi-element metal concentrations. An unusually strong, northwest trending, 2-kilometer long soil anomaly was outlined with zinc concentrations ranging from 200 ppm to 8,581 ppm and associated copper and lead values. The Aspira target was constrained only by the extent of the initial grid sampled and remained open to expansion.

In May 2008, an airborne geophysical survey over Aspira defined a 15-kilometer long linear magnetic high that remains open along strike. Parallel to the magnetic high is a pronounced magnetic low or trough feature measuring 150 meters wide and some 15 kilometers long. The trough within the magnetic high coincides with the 2-kilometre long (and open ended) zinc-in-soil anomaly defined in 2007.

Positive results from 4,361 soil grid geochemical samples, geological mapping and a 37 line-km induced polarization (“IP”) geophysical survey completed since May 2008, together with soil grid geochemical sampling data from the 2007 program, delineated four significant target zones over an 11-kilometer trend. Geological mapping has shown that the target zones are underlain by a package of felsic volcanic and fine grained sedimentary rocks that represents preferred stratigraphy for VMS mineralization. A 2,300-meter diamond drill program has been completed over the defined targets. Drill results confirm the permissive nature of the geological environment for VMS development. Although anomalous concentrations of zinc and copper were intercepted economic mineralization was not encountered.

The Bodine Project covers approximately 675 square kilometers and is located in the central part of the Sitlika Belt. Initial reconnaissance by Amarc geologists identified massive to semi-massive sulphide mineralization in outcrop. Channel samples returned encouraging grades of 1.79% and 1.37% copper over 2.9 meters and 2.4 meters, respectively. Geological mapping, 34 line-kilometers of IP and ground magnetic geophysical surveys and soil sampling over a 5-kilometer by 1.5 -kilometer grid completed in 2007 defined the prospective Bodine-Warren target. The soil grid delineated a target over an area of

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

2,000 meters long by 700 meters wide with copper concentrations ranging from 75 parts per million (ppm) to 1,747 ppm and zinc concentrations of 150 ppm to 2,102 ppm.

An additional infill program, comprising approximately 1,600 soil geochemical samples, were collected over the Bodine-Warren target during the 2008 field season to assist in the delineation of drill targets. A 2,200-meter diamond drilling campaign has been completed on the target. Analytical results are pending.

The Huge South target is also located within the Bodine project-area. It is hosted by a thick, felsic volcanic pile, extending over at least eight kilometers, that represents a classic environment for VMS type mineralization. The Huge South target was initially identified during the 2007 field season from approximately 196 silt geochemical samples and 232 stream bank soil geochemical samples. Target delineation soil geochemical sampling during the 2008 field season has defined a strong copper-in-soil anomaly, extending over a length of almost five kilometers. The anomaly remains open to both the northwest and to the southeast. Anomalous gold and zinc concentrations are associated with the copper anomaly. Results from a 5.8 line-kilometer initial induced polarization geophysical survey shows a northwest trending chargeability high that is broadly coincident with the significant anomaly. Further target definition followed by drilling is being planned to test this high priority target.

The planned field work for 2008 has now been concluded along the Sitlika Belt. Approximately 20,000 soil geochemical samples, 500 silt and rock geochemical samples, 80 line-kilometers of induced polarization, 1,128 line-kilometers of helicopter-borne AeroTem II magnetic geophysical surveys, and 4,600 meters of diamond drilling was completed. The information received from this extensive program is currently being reviewed.

Sitlika Belt Option Agreements

Bodine Property Agreement

In November 2006, Amarc reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property. Amarc can acquire its interest in the Bodine property by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over the next four years. The Company has paid $75,000 in property option payments for Bodine to date. The property is subject to a 3% net smelter royalty, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be required from the fifth year of the agreement to the fifteenth year of the agreement.

Pinchi Belt Gold Properties

As of November 14, 2008, Amarc had a land position of approximately 260 square kilometers along the Pinchi Belt in BC, acquired by staking in 2006 and 2007.

The properties are underlain by Paleozoic limestone, sedimentary and volcanic rocks that have been intruded by Mesozoic intrusive rocks. This geologic environment is prospective for bulk tonnage gold deposits.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company performed airborne and ground based geophysical surveys and grid-based geochemical surveys during the 2007 field season to identify targets for follow-up. Four targets were followed-up in 2007. During the 2008 field season, approximately 1,200 soil geochemical samples were collected from the Gran and Grand North targets. A review of these results, in combination with those from the 2007 field season, is in progress.

The costs incurred on the Pinchi program to date total approximately $457,000.

Carbonate Zinc Belt

In 2007, Amarc acquired by staking approximately 250 square kilometers along a belt located some 130 kilometers north-northwest of McKenzie, BC. The land position has been reduced to approximately 228 square kilometers.

Paleozoic dolomite, limestone and other calcareous sedimentary rocks belonging to various formations, including the Pine Point Formation, underlie the belt. These formations are prospective for Pine Point–Mississippi Valley type Carbonate Hosted Zinc deposits. The historical Pine Point deposits hosted mineral reserves of 64.3 million tonnes grading 7% zinc and 3% lead.

A desk-top analysis of available data resulted in seven targets being selected for follow-up in the field in 2008. Only one of these targets, the Zap play, was eventually follow-up in the field. Information from the field assessment is under review.

The cost of the Carbonate Zinc Belt program to date is approximately $124,000.

Other Properties

The Rapid Property

In April 2008, Amarc staked the Rapid Property, which covers approximately 400 square kilometers of anomalous copper-zinc-silver geochemical values in stream sediments reported in a release by Geoscience BC. The Rapid property is located 27 kilometers northeast of the Aspira property and 36 kilometers northwest of the town of Fort St. James. Access to the site is by a network of forestry roads.

An airborne magnetics geophysical survey carried out in the early part of the 2008 season was followed up by focused geological mapping, collection of 2,840 geochemical soil samples and completion of approximately 34 line-kilometers of induced polarization geophysical surveys. The information from this work is under review.

The cost of the programs to date is approximately $479,000.

Other BC Agreements

The Pond Property Agreement

In September 2007, Amarc entered into a letter agreement with an arm's length party for an exclusive option whereby the Company may acquire, over up to a four year period, the right to earn an undivided 100% interest in the Pond property, subject to a 2% net smelter royalty, which the Company may acquire

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

for $2,000,000. Consideration for acquiring the 100% undivided interest in the Pond property is to consist of staged payments totaling $215,000 and the incurring of expenditures totaling $225,000 on the property from the date of signing the letter agreement until the fourth anniversary of the Effective Date. A formal agreement was executed on August 1, 2008.

The Pond property is located approximately 90 kilometers northwest of Fort St. James, and is accessible by road.

The property is underlain by rocks of the Cache Creek Complex, which comprises minor serpentinites of the Late Pennsylvanian to Late Triassic Trembleur Ultramafite Unit, and also greenstones and greenschist metamorphic rocks of the Rubyrock Igneous Complex. These units lie in close proximity to Middle Jurassic to Early Cretaceous granites of the Endako Batholith – Francois Lake Suite that are prospective for porphyry-style base metal deposits.

The Tulox Property Agreement

The Tulox property, located in the Cariboo region and comprising 252 square kilometers, was acquired during 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks have been overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property is anomalous in gold and gold indicator elements.

In 2007, Amarc entered into an agreement to sell the Tulox property, subject to certain conditions, to Tulox Resources Inc., formerly named Sitec Ventures Corp.

Other Property Agreements

Amarc retains a 2.5% net smelter royalty on production from the 1,300 hectare Chona property, which comprised part of the Witch porphyry gold-copper properties located in B.C., that can be purchased by the arm's length owner for $2,500,000.

The Company also retains a 1.5% net smelter royalty from the 1,760 hectare AA property, part of the Iskut Properties located in B.C., 0.5% of which can be purchased by the arm's length owner for $1,000,000.

Amarc also has a 5% net profits interest ("NPI") in the 46 mineral claims that comprise the Ana Property in the Yukon Territory, and a 2.5% NPI in a mineral lease over the Mann Lake Property in Saskatchewan.

At the present time, the Company has no plans to undertake any programs on these properties.

Market Trends

Copper prices

Copper prices had generally been increasing since late 2003, and continued to be strong in the quarter ending September 30, but since then have been volatile as a result of uncertainty in global financial markets. The average price in 2008 to mid-November was US$3.34/lb, compared to an average price of US$3.22/lb in 2007. Over the past six weeks, copper prices have ranged from a high $2.88/lb on October 1 to $1.65/lb on November 14, 2008, and averaged $2.06/lb during that period.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Zinc prices

Zinc prices have decreased during the 2008 calendar year, varying from a high $1.29/lb in March and a low of $0.50/lb in October. The average price in 2008 to November 14, 2008 is $0.90/lb, compared to the average price of $1.47/lb in 2007. Zinc prices have ranged from a high of $0.76/lb on October 1, 2008 to a low of $0.50/lb on November 11, and an average of $0.58/lb during that period.

Precious metals prices

Precious metals prices have been increasing, overall, for more than three years. Gold prices dropped below $800/oz for a two-week period in early September, and again since mid October. The average gold price to November 17, 2008 is $880/oz, compared to an average price of US$695/oz. As global economic conditions weaken and other market conditions are uncertain, gold prices are expected to remain strong. Gold prices averaged $781/oz during the six-week period ending November 14, 2008, ranging from $903/oz on October 8 to $747/oz on November 14, 2008.

1.3 Selected Annual Information

Not required for interim MD&A.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
	2008	2008	2008	2007	2007	2007	2007	2006
Current assets	4,054	6,697	7,963	5,991	6,901	8,232	8,743	5,956
Other assets	65	90	20	22	22	24	25	69
Total assets	4,120	6,787	7,984	6,013	6,923	8,256	8,768	6,025

Current liabilities	1,041	497	225	40	383	91	78	2,180
Shareholders' equity	3,079	6,289	7,758	5,973	6,540	8,165	8,690	3,845
Total liabilities &
shareholders' equity	4,120	6,787	7,984	6,013	6,923	8,256	8,768	6,025

Working capital	3,013	6,199	7,738	5,951	6,517	8,141	8,665	3,776

Expenses
Amortization	6	4	1	1	1	1	–	2
Conference and travel	18	17	86	4	3	2	–	17
Exploration	2,974	1,264	489	443	1,667	467	271	369
Legal, accounting and audit	(4)	8	27	21	3	3	22	2
Management and consulting	28	12	–	18	7	24	2	3
Office and administration	50	55	49	37	44	54	44	46
Property investigation	–	1	–	1	1	1	2	(4)
Salaries and benefits	123	76	56	78	75	48	60	56
Shareholder communication	96	61	20	21	19	13	10	12
Trust and filing	5	1	11	7	8	1	10	3
Subtotal	3,297	1,500	741	631	1,827	614	421	506
Foreign exchange loss (gain)	(41)	5	(34)	1	83	89	12	(48)
Gain (loss) on disposal of
equipment	(14)	–	–	–	–	–	–	–
Interest income	(32)	(36)	(50)	(64)	(93)	(109)	(224)	(31)
Other	–	–	–	–	–	–	–	–
Subtotal	3,211	1,469	656	568	1,817	594	209	427
Stock-based compensation	194	–	–	–	–	–	–	–
Gain on sale of marketable
securities	–	–	–	–	–	(69)	–	–
Write-down of mineral
property interest	–	–	–	–	–	–	43	–
Net loss for the period	$ 3,405	$ 1,469	$ 656	$ 568	$ 1,817	$ 525	$ 252	$ 427

Basic and diluted net loss per
share	$ 0.05	$ 0.02	$ 0.01	$ 0.01	$ 0.03	$ 0.01	$ 0.00	$ 0.01

Weighted average number of
common shares
outstanding (thousands)	67,739	67,739	63,923	63,299	63,204	62,949	60,968	52,459

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

The Company recorded a net loss of $4,873,723 for the six month period ended September 30, 2008 compared to net loss of $2,342,370 for the same period in fiscal 2008. The increase in loss was due primarily to increased exploration activities, compared to the previous year.

Exploration expenses for the six month period ended September 30, 2008 increased to $4,238,537, compared to $2,134,696 for the same period in the previous year, due to increased exploration programs being carried out in British Columbia. The major exploration expenditures during the period were geological (2009 – $1,708,838; 2008 – $1,168,068), drilling (2009 – $ 595,707; 2008 – $nil), engineering (2009 – $ 320,889; 2008 – $4,893), helicopter (2009 – $428,871; 2008 – $377,914), site activities (2009 –$409,125; 2008 – $336,777), and assays and analysis (2009 – $394,001; 2008 – $101,271).

Administrative costs for the current period also increased with the greater exploration activities. The major administrative costs during the period were salaries and benefits (2009 – $ 199,221; 2008 –$122,516), office and administration (2009 – $ 104,149; 2008 – $97,798), management and consulting (2009 – $ 40,289; 2008 – $30,659), and shareholder communication (2009 – $ 157,136; 2008 – $31,881).

Stock-based compensation expense of $193,816 was charged to operations during the current period, compared to $nil for the same period last year, due to options being granted during the current period.

Interest income decreased to $67,525 for the current period compared to $201,609 for the same period last year. The higher interest income in prior period was mainly due to interest earned on the $5,500,000 loan to Rockwell Diamonds Inc., compared to $nil during the current period.

A foreign exchange gain of $35,887 was recorded during the current period, compared with a loss of $171,466 in the same period of the prior year, due to appreciation in value of the Company’s US dollar assets, mainly held in cash and equivalents, against the Canadian dollar.

During the current period, there was no gain on the sale of marketable securities, compared with $68,992 during the same period of the prior year. The gain during the prior period was resulted from the sale of 497,993 common shares of Rockwell Diamonds Inc., which the Company had received as payment for the interest portion of the $5,500,000 loan to Rockwell Diamonds Inc.

The Company sold certain used equipment for US$30,800 ($32,679) to a related party, Farallon Minera Mexicana SA de CV, and a gain of $14,007 was recorded during the current period. There was no gain or loss on the sale of equipment during the same period last year.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At September 30, 2008, the Company had working capital of approximately $3.0 million, compared to working capital of $7.7 million as at March 31, 2008. The decrease in working capital is due to the exploration and administrative expenditure incurred during the current period. The Company’s current

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

working capital is sufficient to fund its known commitments required to maintain its mineral properties in good standing for fiscal 2009.

The Company will continue to advance its exploration projects, but in light of current market conditions will remain prudent and disciplined in its approach in doing so, by finding the right balance between advancing the projects and preserving its cash.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7 Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but is as yet unused.

The Company has applied for refundable investment tax credits under the British Columbia Mining Exploration Tax Credit ("METC") program. The government department responsible for the administration of the METC program has reviewed and audited the claims and has subsequently issued reassessment notices for the total expected refund of approximately $1.3 million. The Company records these amounts upon receipt; consequently, the Company has not recorded any of these amounts as receivable.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The required disclosure is provided in note 7 of the accompanying unaudited financial statements as at and for the six months ended September 30, 2008.

1.10 Fourth Quarter

Not applicable.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11 Proposed Transactions

There are no proposed transactions requiring disclosure under this section.

1.12 Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 3 of the accompanying unaudited financial statements as at and for the six months ended September 30, 2008.

1.14 Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

1.15 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented as a schedule to the unaudited consolidated financial statements for the six months ended September 30, 2008.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following table details the share capital structure as at November 14, 2008, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			67,739,473
Warrants	January 17, 2009	$0.55	5,700,000
Options	July 19, 2011	$0.70	1,819,100

1.15.3 Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting occurred during the period ended September 30, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the period ended September 30, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.